Exhibit 99.1

FOR IMMEDIATE RELEASE

Criteo Founder JB Rudelle Becomes Executive Chairman

Eric Eichmann promoted to CEO

New York – December 18, 2015 – Criteo S.A. (NASDAQ: CRTO), today announced that JB Rudelle, its founder, Chairman and CEO will become Executive Chairman and Eric Eichmann, currently President and COO, will be promoted as the Company’s new CEO, effective January 1, 2016. Eichmann will join the Board in 2016 subject to shareholder approval.

“After nearly three years of stellar commitment and efficiency in his leadership at Criteo, Eric is now ideally positioned for this new role where I’m confident he will bring even more value to Criteo,“ said Rudelle. “From now on, my principal focus will be on the Company’s strategy. With this new organization in place, I remain fully committed to the success of Criteo and its incredible potential to scale over the long term.”

“I am honoured to be taking on this expanded role at such an exciting time in the history of Criteo,” said Eichmann. “As our Company continues to grow, we are uniquely positioned to further disrupt the performance marketing industry with our laser focus on generating incremental sales for our clients.”

“This evolution comes at the right time for Criteo,” said Rudelle. “As we head towards the end of 2015, I am very excited about the momentum of our business and confident about the outlook we provided on November 4, 2015.”

Eichmann has served as the Company’s COO since November 2013, and in August 2014 was appointed President and Chief Operating Officer. Prior to that, Eichmann served as Criteo’s Chief Revenue Officer from March 2013 to November 2013. Eichmann will transition his current responsibilities as he assumes the role of CEO.

About Criteo

Criteo delivers performance marketing at an extensive scale, making ROI transparent and easy to measure. Criteo has over 1,700 employees in 27 offices across the Americas, EMEA and Asia-Pacific, serving over 9,200 advertisers worldwide and with direct relationships with over 11,000 publishers.

For more information, please visit www.criteo.com.

Contacts

Criteo Investor Relations	Criteo Public Relations
Edouard Lassalle, Head of IR e.lassalle@criteo.com	Emma Ferns, Global PR director e.ferns@criteo.com